J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA




05005423

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 13 January 2005

Dear Sir

J Sainsbury plc Third Quarter Trading Statement for 12 weeks to 1 January 2005

Please find enclosed copies of the above announcements made to the London Stock Exchange on 13 January 2005.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

dw 1/28

13 January 2005

J Sainsbury plc: Third Quarter Trading Statement for 12 weeks to 1 January 2005

Key Points

- Quarter 3 total sales growth of 6.1 percent (2.7 percent excluding petrol)
- **Quarter 3 like-for-like sales up 2.4 percent (-1.2 percent excluding petrol)**
- **Like-for-like sales for 4 weeks to 1 January up 2.5 percent (-0.4 percent excluding petrol)**
- **Improved product availability and customer service**

Justin King, chief executive, said: "Supermarket like-for-like sales growth for this quarter was in line with quarter 2 and was supported by strong petrol sales. After a difficult November, there was an improving trend over the Christmas and New Year period, which is encouraging given the tougher comparatives for the same period last year. This sales performance was in line with our plans and was a good first step in delivering our sales led recovery.

"We were particularly pleased with the levels of availability and customer service achieved over the Christmas period. We are committed to making continuous improvements to our operations and have put a number of actions in place to ensure progress, particularly around product availability and store labour. Our customers are starting to see the benefit. The additional costs for labour, depots and waste, which we announced on 19 October 2004, continued throughout quarter 3 and will continue in the fourth quarter.

"The market was very competitive in the third quarter and early indications are that the fourth quarter will be challenging with renewed pricing activity. We are continuing to invest in the customer offer, providing great quality products at fair prices and have improved our competitive pricing position. Since this time last year, we have lowered the prices of 6,000 products and our overriding objective is to deliver a competitive offer for our customers."

Sainsbury's Bank delivered net income growth of around 20 percent in quarter 3, which was below expectations in an increasingly competitive market. In addition a more conservative approach to provisioning has been adopted given the strong growth in assets.

This week centrally based colleagues were updated on the proposals to introduce a more effective and efficient central structure. As previously announced it is anticipated that 750 roles will be removed by April 2005. Redeployment to store based roles has been offered to all central colleagues who face redundancy. The recruitment of an extra 3,000 store colleagues has now largely been completed.

Notes

1. Like-for-like sales for the comparative 4 weeks ending 3 January 2004 were 2.0 percent (2.1 percent excluding petrol)
2. Sales growth is detailed below:

2004/05	Q1	Q2	H1	**Q3**
Sales growth including petrol (%)				
Total	2.3	4.4	3.5	**6.1**
Lfl	1.0	1.8	1.5	**2.4**
Lfl inflation / (deflation)	0.5	-0.5	-0.1	**-0.8**
Sales growth excluding petrol (%)				
Total	0.8	1.5	1.3	**2.7**
Lfl	-0.6	-1.1	-0.9	**-1.2**
Lfl inflation / (deflation)	0.2	-1.1	-0.5	-1.2

3. Our fourth quarter pre-close trading statement will be made on 24 March 2005.

Enquiries:

Investor Relations: +44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media: +44 (0) 20 7695 6127
Pip Wood
Gillian Taylor